                                                             Filed Pursuant
                                                             to Rule 424B4
                                                             File No. 333-03224

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 6, 1997
                                 640,000 SHARES
                      THE EQUITABLE COMPANIES INCORPORATED
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

    All of the shares (the "Offered Shares") of Common Stock, $.01 par value ("Common Stock"), of The Equitable Companies Incorporated (the "Company" or "The Equitable") offered hereby are being sold by The Chase Manhattan Bank, acting solely as trustee (the "SECT Trustee") of The Equitable Companies Incorporated Stock Trust (the "SECT Trust" or "Selling Stockholder"). The Offered Shares are being issued to the SECT Trust upon conversion of certain shares of the Company's Series D Convertible Preferred Stock ("Series D Preferred Stock") sold by the Company to the SECT Trust in a private transaction in 1993. See "Selling Stockholder" in the accompanying Prospectus. For a discussion of the expected purchase of Common Stock by AXA-UAP ("AXA"), the Company's principal stockholder, from the SECT Trust in connection with sales of the Offered Shares, see "AXA Purchases of Common Stock".

    The Common Stock is, and, upon official notice of issuance, the Offered Shares will be, listed on the New York Stock Exchange ("NYSE").

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE OFFERED SHARES.

                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
        THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Offered Shares may be sold from time to time through Goldman, Sachs & Co. as exclusive sales agent, in transactions on the NYSE or on other exchanges on which the Common Stock may be traded, in the over the counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at other prices. See "Plan of Distribution".

                            ------------------------

    FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                            ------------------------

                              GOLDMAN, SACHS & CO.

                            ------------------------

            The date of this Prospectus Supplement is July 10, 1997.

                              RECENT DEVELOPMENTS

SELECTION OF NEW PRESIDENT AND CEO

    On July 9, 1997 Joseph J. Melone, President and Chief Executive Officer of the Company, announced the selection of Edward D. Miller to succeed Mr. Melone as President and Chief Executive Officer of both the Company and its principal insurance subsidiary, The Equitable Life Assurance Society of the United States ("Equitable Life"). Mr. Melone said that he will recommend the appointments at Board of Directors meetings to be held on July 17, 1997.

    Mr. Miller also is expected to be elected a member of the Boards of Directors of the Company and Equitable Life, and will become a member of the Executive Committee of AXA. Mr. Melone will continue as Chairman of Equitable Life and will become Chairman of the Executive Committee of the Company.

    Mr. Miller previously held a series of senior positions with Manufacturers Hanover Trust Company, Chemical Banking Corporation and The Chase Manhattan Corporation ("Chase"), most recently serving as Senior Vice Chairman of Chase until April 1997.

REDEMPTION OF DEBENTURES AND PREFERRED STOCK OF THE COMPANY

    The Company announced on June 27, 1997 that it has elected to redeem (the "Redemptions") on August 4, 1997 (the "Call Date") all of its outstanding 6-1/8% Convertible Subordinated Debentures due 2024 (the "Debentures") and all outstanding shares of its Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") and Series E Cumulative Convertible Preferred Stock (the "Series E Preferred Stock", and together with the Series C Preferred Stock, the "Preferred Stock").

    On June 27, 1997 there were outstanding approximately $364.2 million principal amount of the Debentures (having a carrying value of $339.5 million), 50,017 shares of the Series C Preferred Stock (having an aggregate liquidation value of $25.0 million) and 822,460 shares of the Series E Preferred Stock (having an aggregate liquidation value of $411.2 million). The redemption of the Series C Preferred Stock includes the redemption of Depository Shares representing shares of the Series C Preferred Stock. Approximately 95% of the outstanding Series E Preferred Stock is owned by AXA.

    Holders of record of the Debentures on the Call Date will be entitled to receive that number of shares of Common Stock determined by dividing the principal amount of the Debentures held by such holder by the Conversion Price (currently $24.75) as of the opening of business on the Call Date (expected to equal approximately 40.4040 shares of Common Stock for each $1,000 principal amount of Debentures redeemed), together with cash representing interest accrued from July 22, 1997, the prior interest payment date. Holders of record of the Series C Preferred Stock and Series E Preferred Stock will be entitled to receive 20.4082 shares of Common Stock for each share of Preferred Stock redeemed, together with cash representing dividends accrued from July 22, 1997, the prior dividend payment date. The Company will pay cash in lieu of any fractional share of Common Stock.

    From and after the close of business on the Call Date, the Debentures and the Preferred Stock shall cease to accrue interest and dividends, respectively, and each holder thereof shall be deemed to be the holder of the number of shares of Common Stock for which such securities are to be redeemed, regardless of whether such holder has surrendered the certificates for the securities, and the only right of such holder shall be to receive the shares of Common Stock and cash representing accrued interest or dividends, as the case may be, since July 22, 1997 and cash in lieu of any fractional share thereof payable upon such redemption, without interest, from the Call Date.

    The Debentures and the Preferred Stock to be redeemed are convertible at the option of the holder on the terms and subject to the conditions set forth in the instruments governing these securities. The right of holders of Debentures and Preferred Stock to convert all or a portion of such securities into shares of Common Stock shall terminate at the close of business on the Call Date.

    Upon redemption of the Debentures and Preferred Stock or conversion thereof prior to the Call Date, approximately 32.5 million additional shares of Common Stock will be issued by the Company. On July 1, 1997 the Company had approximately 187.3 million shares of Common Stock outstanding.

    The following table sets forth the consolidated capitalization of the Company at March 31, 1997 and as adjusted to give effect to the Redemptions as of such date. The financial data at March 31, 1997 in the following table are derived from the Company's unaudited consolidated balance sheet at March 31, 1997.

                                                                                          AT MARCH 31, 1997
                                                                                    ------------------------------
                                                                                    THE EQUITABLE   THE EQUITABLE
                                                                                      HISTORICAL     AS ADJUSTED
                                                                                    --------------  --------------

                                                                                            (IN MILLIONS)
DEBT:
Short-term debt
  Company.........................................................................   $       20.0    $       20.0
  Subsidiaries of Company.........................................................        2,708.5         2,708.5
Long-term debt
  Company.........................................................................          908.3           569.0
  Subsidiaries of Company.........................................................        3,104.0         3,104.0
                                                                                    --------------  --------------
    Total debt....................................................................        6,740.8         6,401.5

SHAREHOLDERS' EQUITY:
Series C Convertible Preferred Stock; $1.00 par value; $500.00 stated value; 2.0 million shares authorized; 50,017 shares issued and outstanding (liquidation
  value $25.0 million); no shares issued and outstanding as adjusted..............           24.4         --
Series D Convertible Preferred Stock; $1.00 par value; $550.00 stated value;
  60,000 shares authorized, issued and outstanding (liquidation value $30.0
  million)........................................................................          325.4           325.4
Stock Employee Compensation Trust (Series D Convertible Preferred Stock held in
  trust)..........................................................................         (325.4)         (325.4)
Series E Convertible Preferred Stock; $1.00 par value; $500.00 stated value; 2.0 million shares authorized; 822,460 shares issued and outstanding (liquidation
  value $411.2 million); no shares issued and outstanding as adjusted.............          380.2         --
Common Stock; $0.01 par value; 500 million shares authorized; 186.5 million shares issued and outstanding; 219.0 million shares issued and outstanding as
  adjusted........................................................................            1.9             2.2
Capital in excess of par value....................................................        2,797.3         3,537.3
Retained earnings.................................................................          752.7           752.7
Net unrealized investment losses..................................................          (58.5)          (58.5)
Minimum pension liability.........................................................          (12.9)          (12.9)
                                                                                    --------------  --------------
    Total shareholders' equity....................................................        3,885.1         4,220.8
                                                                                    --------------  --------------
Total Capitalization..............................................................   $   10,625.9    $   10,622.3
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Common Shareholders' Equity.......................................................   $    3,448.9    $    4,220.8
                                                                                    --------------  --------------
                                                                                    --------------  --------------

ALLIANCE

    Under current law, Alliance Capital Management L.P. ("Alliance"), as a partnership, generally is not subject to Federal income tax. However, current law also provides that, as a consequence of the public trading of units representing assignments of beneficial ownership of limited partnership interests of Alliance ("Units"), Alliance will be treated as a corporation for Federal income tax purposes beginning on January 1, 1998. Alliance, Equitable Life and AXA have been examining possible actions, if any, which might be responsive to this potential change in Alliance's tax status. On June 24, 1997, Alliance announced plans for a transaction (the "Transaction"), to be accomplished through a merger expected to be consummated in December 1997. In connection with such merger, Alliance Capital Management Corporation II ("ACMC II"), a Delaware corporation, would become the general partner of Alliance as discussed below and Alliance would merge with a wholly-owned subsidiary of ACMC II formed for the sole purpose of consummating the merger, with Alliance as the surviving entity. In such merger, holders of Units would exchange their existing Units for an equal number of shares of Class A Common Stock of ACMC II, unless such holders elected to continue as limited partners in Alliance, which would cease to be a publicly traded limited partnership as described in the following sentence, or elected to participate in a cash alternative as described below should Equitable Life decide to offer such an alternative. Following the Transaction, the Units would be subject to severe restrictions on transferability, and Alliance would become a private limited partnership. Depending on the number of holders of Units who elect not to exchange their Units for ACMC II Class A Common Stock, the Units may become eligible for termination of registration under Section 12(b)(4) of the Securities Exchange Act of 1934. Application would be made to list the ACMC II Class A Common Stock on the NYSE.

    In addition, Equitable Life is considering offering a cash alternative in the Transaction to allow holders of Units to sell their Units to Equitable Life. The total cash amount in the Transaction would be limited to approximately $300 million or a lesser amount in order to preserve an adequate float in the ACMC II Class A Common Stock following the Transaction. Equitable Life has not finally determined whether to offer a cash alternative in the Transaction, the amount thereof or the price per Unit it would offer.

    Equitable Life intends to vote its Units in favor of the Transaction and to elect to retain its Units and not exchange them for ACMC II Class A Common Stock. As part of the Transaction, Alliance Capital Management Corporation, a subsidiary of Equitable Life, would contribute its 1% general partnership interest in Alliance to ACMC II in exchange for ACMC II Class B Common Stock and ACMC II would replace Alliance Capital Management Corporation as the general partner of Alliance and, as a consequence, would be subject to liabilities of Alliance as provided by Delaware law. The ACMC II Class B Common Stock would have sufficient voting power for Alliance Capital Management Corporation to control ACMC II.

    As a result of the Transaction, ACMC II would hold the partnership interests in Alliance formerly represented by the Units that were exchanged and would receive its pro rata share of Alliance's earnings and distributions. Alliance currently expects its distribution policy to remain unchanged and that ACMC II would pay substantially all of the distributions it receives from Alliance, less taxes, as dividends to holders of its Class A and Class B Common Stock.

    Alliance has stated that it would not proceed with plans for the Transaction if, during 1997, it determines that changes in federal tax law would make it preferable for Alliance to retain its current ownership form. Tax legislation now under consideration by the Congress provides for permanent partnership tax status for certain publicly traded partnerships, including Alliance, but would subject those partnerships to a new excise tax on gross income. The Transaction is also subject to customary regulatory approvals, final approval by the Board of Directors of Alliance Capital Management Corporation, the approval of Alliance's limited partners and certain other conditions.

    On June 24, 1997 Alliance announced that it would take a non-recurring non-cash charge of $121 million in the quarter ending June 30, 1997 to reduce the recorded value of goodwill and contracts associated with Alliance's acquisition of Cursitor Holdings, L.P. and Cursitor Holdings Limited. The Company owns approximately 58% of Alliance. The impact of this charge taken by Alliance on the Company's after-tax consolidated net earnings to be reported for the quarter ending June 30, 1997 is estimated to be approximately $60 million.

EQUITABLE REAL ESTATE

    The previously announced sale of Equitable Real Estate Investment Management, Inc. (other than its interest in Column Financial, Inc.) and Equitable Agri-Business, Inc. was completed on June 10, 1997.

                              PLAN OF DISTRIBUTION

    The Offered Shares may be sold from time to time by the SECT Trust through Goldman, Sachs & Co., as exclusive sales agent (the "Agent"). Such sales may be effected in one or more transactions as described under the heading "Plan of Distribution" in the accompanying Prospectus. In connection with such sales, the SECT Trust may pay fees, commissions or discounts to the Agent, which will not exceed those usual and customary for the services rendered.

    The SECT Trust is not obligated to sell the Offered Shares, and the Company, on behalf of the SECT Trust, and the Agent may reject any offer to purchase the Offered Shares in whole or in part.

    The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                         AXA PURCHASES OF COMMON STOCK

    AXA currently holds approximately 60.5% of the Company's outstanding Common Stock (or approximately 58.9% after giving effect to the Redemptions). In connection with any sales to third parties of Offered Shares under this Prospectus Supplement, AXA is expected to purchase from the SECT Trust, on terms comparable to such third party transactions, a number of shares of Common Stock such that AXA would maintain its approximate percentage ownership of all outstanding Common Stock.

                               11,940,299 SHARES
                                      THE
                                [LOGO] EQUITABLE
                                       COMPANIES INCORPORATED
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                                ----------------

    This Prospectus relates to the resale, from time to time, by The Chase Manhattan Bank, acting solely as trustee (the "SECT Trustee") of The Equitable Companies Incorporated Stock Trust (the "SECT Trust" or "Selling Stockholder"), of up to 11,940,299 shares (the "Offered Shares") of Common Stock, $.01 par value ("Common Stock"), of The Equitable Companies Incorporated (the "Company"). The Offered Shares were or will be issued to the SECT Trust upon conversion of certain shares of the Company's Series D Convertible Preferred Stock sold in a private transaction by the Company to the SECT Trust in 1993. The SECT Trust was established to provide a source of funding for a portion of the obligations arising under certain employee compensation and benefit programs of the Company's subsidiaries (the "Plans"). A committee (the "Committee") comprised of officers, directors and/or employees of the Company, its subsidiaries or companies affiliated with AXA-UAP ("AXA"), the Company's largest stockholder, will give instructions to the SECT Trustee concerning the time and manner of sale or disposition of the Offered Shares. See "Selling Stockholder" and "Plan of Distribution".

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED SHARES.

    The Common Stock of the Company is listed on the New York Stock Exchange (the "NYSE") under the symbol "EQ".

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

    The Offered Shares may be sold from time to time to or through underwriters, through dealers or agents or directly to purchasers, in transactions on the NYSE or on other exchanges on which the Common Stock may be traded, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at other prices. See "Plan of Distribution".

                                ----------------

                  The date of this Prospectus is June 6, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

    FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Northwest Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Website is http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or incorporated by reference therein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

        1. the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K");

        2. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "First Quarter 10-Q"); and

        3. the Company's Registration Statement on Form 8-A, dated May 26, 1992, incorporating the description of the Company's Common Stock in the Company's Registration Statement on Form S-1 (Registration No. 33-48115).

    All documents or reports subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this

Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: The Equitable Companies Incorporated, 1290 Avenue of the Americas, New York, New York 10104
Attention: Corporate Secretary (telephone (212) 554-1234).

                                 THE EQUITABLE

    FOR THE PURPOSE OF THIS PROSPECTUS, THE TERM "THE EQUITABLE" REFERS TO THE EQUITABLE COMPANIES INCORPORATED (THE "COMPANY") AND ITS SUBSIDIARIES.

    The Equitable is a diversified financial services organization serving a broad spectrum of insurance, investment management and investment banking customers. The Equitable Life Assurance Society of the United States ("Equitable Life"), a subsidiary of the Company, was established in the State of New York in 1859. For more than 100 years it has been among the largest life insurance companies in the United States. Equitable Life and its subsidiaries distribute a variety of insurance, annuity and investment products through a career agency force, which at December 31, 1996 consisted of over 7,200 professional insurance agents.

    At March 31, 1997, the Company's holdings in its investment subsidiaries included an approximately 78% interest in Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an approximately 58% interest in Alliance Capital Management L.P. ("Alliance") and a 100% interest in Equitable Real Estate Investment Management, Inc., Equitable Agri-Business, Inc. and EQ Services, Inc. (collectively, "Equitable Real Estate"). The Company's investment subsidiaries provide investment management and investment banking services to institutional and individual clients, including the Company's insurance subsidiaries.

    On April 10, 1997, Equitable Life entered into an agreement to sell Equitable Real Estate (other than EQ Services, Inc. and its interest in Column Financial, Inc.) to Lend Lease Corporation Limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Results of Operations by Segment--Investment Services--Equitable Real Estate" in the First Quarter 10-Q.

    AXA is the Company's largest stockholder, beneficially owning at December 31, 1996 60.8% of the outstanding shares of Common Stock and $392.2 million of the Company's Series E Convertible Preferred Stock. The Company is a Delaware corporation with its principal headquarters located at 1290 Avenue of the Americas, New York, New York 10104 (telephone (212) 554-1234).

BUSINESS

    The Equitable is engaged in two related financial services businesses: an insurance business, which is comprised of the Insurance Operations segment and operates through the Insurance Group (consisting principally of Equitable Life) and an investment management and investment banking business, which comprises the Investment Services segment and operates through the Investment Subsidiaries (consisting of DLJ, Alliance and, until the completion of its pending sale, Equitable Real Estate).

INSURANCE BUSINESS

    Insurance Operations accounted for $3.74 billion, or approximately 45.1% of consolidated revenues for the year ended December 31, 1996. The Insurance Group offers a variety of products which include traditional, variable and interest-sensitive life insurance products, annuity products and mutual fund and other investment products, as well as disability income products and association plans. The Insurance Group emphasizes the sale of individual variable and interest-sensitive life insurance and annuity products. The Insurance Group maintains a substantial market share in sales of individual variable life insurance in the United States and also maintains a strong position in the market for individual variable annuity products. This segment also includes the Insurance Group's Separate Accounts for certain individual insurance and annuity products in which customers may invest their accumulated policy funds.

    The Equitable believes the experience and training of its career agency force constitutes a key competitive advantage in the sale of the Insurance Group's sophisticated insurance products, including variable life insurance and annuity products which offer a broad range of investment options. At December 31, 1996, the Insurance Group led the insurance industry in the number of agents and employees who hold both the Chartered Life Underwriter (CLU) and Chartered Financial Consultant (ChFC) designation.

    The Insurance Group's Income Manager Series of annuity products, which was introduced in May 1995, is also distributed through securities firms, financial planners and banks, as well as the career agency force. In 1996, Equitable Distributors, Inc. ("EDI"), an indirect wholly owned subsidiary of the Company, began actively to facilitate the marketing of the Income Manager Series through these distribution channels.

INVESTMENT BUSINESS

    The Investment Services segment, which accounted for $4.54 billion, or approximately 54.7%, of consolidated revenues for the year ended December 31, 1996, provides investment management, investment banking, securities transaction and brokerage services to both corporate and institutional clients, including the Insurance Group, and to high net worth individuals. Sales of mutual fund shares to individuals and retail clients augment the traditional focus on institutional markets.

    The Investment Subsidiaries have steadily added to third party assets under management, while continuing to provide investment management services to the Insurance Group. Of the $240.8 billion of assets under management at March 31, 1997, $184.1 billion (76.5%) were managed by the Investment Subsidiaries for third parties, including domestic and overseas investors, mutual funds, pension funds, endowment funds and, through the Insurance Group's Separate Accounts, insurance and annuity customers of the Insurance Group. During 1996, approximately $128.8 million (14.8%) of the fees earned by the Investment Subsidiaries from asset management consisted of fees for services provided to the Insurance Group.

    DLJ is a leading integrated investment and merchant bank that serves institutional, corporate, governmental and individual clients both domestically and internationally. DLJ's businesses include securities underwriting, sales and trading; merchant banking; financial advisory services; investment research; correspondent brokerage services; and asset management. DLJ's revenues for the year ended December 31, 1996 were $3.49 billion. DLJ conducts its operations through three principal operating groups each of which is an important contributor to revenue and earnings: the Banking Group, which includes DLJ's Investment Banking, Merchant Banking and Emerging Markets groups; the Capital Markets Group, consisting of DLJ's Fixed Income, Institutional Equities and Equities Derivatives Divisions, Autranet, a distributor of investment research products, and Sprout, its venture capital affiliate; and the Financial Services Group, comprised of the Pershing Division, the Investment Services Group and the Asset Management Group.

    Alliance is one of the largest investment advisors in the United States and provides diversified investment management services to a variety of institutions including The Equitable, pension funds, endowments and foreign financial institutions as well as to individual investors through a broad line of mutual funds. Alliance had assets under management at March 31, 1997 of $182.0 billion (including $158.4 billion for third party clients). For a discussion of the possible restructuring of Alliance, see "Risk Factors--Risk-Based and Statutory Capital" herein and "Business--Investment Services--Alliance-- Other" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources--Insurance Group--Risk-Based Capital" in the 1996 10-K.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED PRIOR TO DECIDING WHETHER OR NOT TO PURCHASE THE OFFERED SHARES.

INVESTMENT ASSETS

    As of March 31, 1997, commercial mortgages and equity real estate comprise 9.6% ($3.60 billion) and 11.8% ($4.45 billion), respectively, of the $37.6 billion aggregate amortized cost net of valuation allowances ("net amortized cost") of assets held in the Insurance Group's General Account ("General Account Investment Assets") and assets held in the General Account associated with the Insurance Group's discontinued guaranteed investment contract ("GIC") Segment ("GIC Segment Investment Assets"). Since December 31, 1990, The Equitable has substantially reduced its exposure to commercial mortgages. The percentage of General Account and GIC Segment Investment Assets represented by The Equitable's equity real estate portfolio has declined modestly since December 31, 1990, as sales offset the acquisition of properties through foreclosure. At March 31, 1997, the equity real estate portfolio included properties acquired as investment real estate having an aggregate amortized cost of $3.21 billion (70.5% of the aggregate amortized cost of all equity real estate held) and properties acquired through foreclosure (including in-substance foreclosure) having an aggregate amortized cost of $1.34 billion (29.5% of the aggregate amortized cost of all equity real estate held). It is management's continuing objective to reduce the size of the equity real estate portfolio relative to total assets over the next several years. Management anticipates that reductions will depend on real estate market conditions, the level of mortgage foreclosures and expenditures required to fund necessary or desired improvements to properties. Due to real estate market conditions, proceeds from the sale of most equity real estate properties have been less than amortized cost at the date of sale. The Equitable intends to continue to seek to sell individual equity real estate properties on an opportunistic basis. If a significant amount of equity real estate not currently held for sale is sold, material investment losses would likely be incurred.

    Since 1990, General Account and GIC Segment Investment Assets have included a large amount of problem, potential problem and restructured assets, particularly problem commercial mortgages and restructured commercial mortgages. While the amounts of problem, potential problem and restructured commercial mortgages have decreased significantly since the beginning of 1992, both the General Account and GIC Segment portfolios continue to have a significant amount of such commercial mortgages. At March 31, 1997, these commercial mortgages aggregated $761.4 million (2.0% of the aggregate amortized cost of General Account and GIC Segment Investment Assets). In the last three quarters of 1997, approximately $696.4 million of commercial mortgage principal payments are scheduled, including $622.1 million of payments at maturity on commercial mortgage balloon loans. An additional $906.9 million of payments at maturity on commercial mortgage balloon loans are scheduled in 1998 and 1999. Depending on market conditions and lending practices in future years, many maturing commercial mortgages may have to be refinanced, restructured or foreclosed upon.

    Since 1990, The Equitable has recognized significant additions to asset valuation allowances and writedowns on commercial mortgages and equity real estate. At March 31, 1997, such asset valuation allowance balances for continuing and discontinued operations totaled $175.0 million. As a result of the adoption of SFAS No. 121 on January 1, 1996, $224.3 million of asset valuation allowances related to equity real estate were released and impairment losses of $219.4 million were recognized on equity real estate held and used. The determination of asset valuation allowances and writedowns requires numerous forecasts and the exercise of a significant degree of judgment, and is an inherently subjective process. No assurance can be given as to the amount of future writedowns and additions to the asset valuation allowances. For more information concerning The Equitable's General Account Investment Assets and GIC Segment Investment Assets, including problem, potential problem and restructured investments and asset valuation allowances, see "Management's Discussion and Analysis of Financial

Condition and Results of Operations--Continuing Operations Investment Portfolio" in the First Quarter 10-Q and the 1996 10-K and Notes 4, 8 and 9 of Notes to Consolidated Financial Statements in the First Quarter 10-Q.

    At March 31, 1997, the net amortized cost of below investment grade fixed maturities in General Account and GIC Segment Investment Assets (including redeemable preferred stock) was $2.85 billion (representing 7.6% of the net amortized cost of all General Account and GIC Segment Investment Assets). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Continuing Operations Investment Portfolio" in the First Quarter 10-Q and the 1996 10-K, Note 9 of Notes to Consolidated Financial Statements in the First Quarter 10-Q and Note 3 of Notes to Consolidated Financial Statements in the 1996 10-K.

DISCONTINUED OPERATIONS

    At March 31, 1997, $1.32 billion of liabilities in the GIC Segment, of which $279.7 million related to GIC products and the balance to Wind-Up Annuities, were outstanding to contractholders as compared to $14.29 billion at December 31, 1986. The GIC Segment had total assets of $2.67 billion at March 31, 1997 which are not reflected in total assets within The Equitable's consolidated balance sheet but are netted against total GIC Segment liabilities. The Equitable experienced pre-tax losses from operations in the GIC Segment of $17.3 million, $10.4 million, $23.7 million, $25.1 million and $21.7 million in the three months ended March 31, 1997 and 1996 and for the years 1996, 1995 and 1994, respectively. All such pre-tax losses were charged to the GIC Segment loss allowances.

    The Equitable's quarterly process for evaluating the loss provisions applies the current period's results of discontinued operations against the allowance, re-estimates future losses, and adjusts the provisions, if appropriate. Additionally, as part of The Equitable's annual planning process, investment and benefit cash flow projections are prepared. The evaluations performed for the fourth quarter of 1996 and the first quarter of 1997 resulted in management's decision to strengthen the loss provisions by $129.0 million and $5.1 million, respectively, resulting in post-tax charges of $83.8 million and $3.3 million to discontinued operations' results for the fourth quarter of 1996 and the first quarter of 1997, respectively.

    Management believes the loss provisions for Wind-Up Annuities and GIC contracts at March 31, 1997 (aggregating $246.9 million) are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of discontinued operations differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss provisions are likely to result. See Footnotes 2, 8 and 9 to the "Selected Consolidated Financial Data" herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations" in the 1996 10-K and Note 9 of Notes to Consolidated Financial Statements in the First Quarter 10-Q.

VOLATILE NATURE OF SECURITIES BUSINESS

    In recent periods, DLJ has contributed a significant portion of The Equitable's earnings. In October 1995, DLJ completed an initial public offering which reduced The Equitable's ownership position in DLJ common stock to approximately 80% (78% at the date hereof). Assuming full vesting of certain forfeitable restricted stock units and the exercise of stock options granted to certain DLJ employees in connection with the initial public offering and all other vested DLJ employee stock options, The Equitable's ownership position in DLJ common stock would be reduced to approximately 63%. The securities industry generally experienced favorable market conditions in 1996, as strong rallies in the stock and bond markets and strong trading volumes on all major exchanges led to increased merger and acquisition activity as well as underwriting activity. Although the strong conditions that existed in 1996 continued through the first quarter of 1997, certain market factors weakened from the fourth quarter of 1996. DLJ's principal business activities, investment and merchant banking, securities sales and trading and correspondent brokerage services are, by their nature, highly competitive and subject to various risks, volatile trading markets and fluctuations in the volume of market activity. Consequently, DLJ's net income and revenue have been, and are likely to continue to be, subject to wide fluctuations, reflecting the impact of many factors beyond DLJ's control, including securities market conditions, the level and volatility of interest rates, competitive conditions and the size and timing of transactions. There can be no assurance that such fluctuations in DLJ's earnings will not affect the level of The Equitable's future earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Results of Continuing Operations by Segment--Investment Services" in the First Quarter 10-Q and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Results of Operations--Combined Results of Continuing Operations by Segment--Investment Services" in the 1996 10-K.

    For a discussion of Alliance's acquisition of Cursitor Holdings, L.P. and Cursitor Holdings Limited (collectively, "Cursitor") and the potential impairment of that investment see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Results of Operations by Segment--Investment Services--Alliance" in the First Quarter 10-Q.

PAYMENT OF DIVIDENDS AND LIQUIDITY

    The Company's ability to make cash payments with respect to its securities, including the payment of dividends on its Common Stock, depends on the availability of adequate sources of funds. The New York Insurance Law gives the Superintendent of Insurance of the State of New York (the "New York Superintendent") broad discretion in determining whether the financial condition of a New York domiciled insurer, such as Equitable Life, supports the payment of dividends to its shareholders. Dividends from Equitable Life are not expected to be a source of liquidity for the Company for several years. Management believes the Company's primary sources of liquidity will be sufficient to meet its cash requirements for several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Liquidity Requirements" and "--Liquidity Sources" in the 1996 10-K.

RATINGS

    Ratings are an important factor in establishing the competitive position of insurance companies. A significant downgrade in the financial strength or claims-paying ratings of Equitable Life could have a material adverse effect on the Insurance Group's business, liquidity and results of operations. For a discussion of the Insurance Group's current ratings, see "The Equitable--Insurance Business" herein and "Business--Competition--Insurance and Annuities" in the 1996 10-K.

RISK-BASED AND STATUTORY CAPITAL

    Since 1993, life insurers, including Equitable Life, have been subject to certain risk-based capital ("RBC") guidelines. The RBC guidelines provide a method to measure the adjusted capital (statutory capital and surplus plus the asset valuation reserve and other adjustments) that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of the company's investments and products. A life insurance company's RBC ratio will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth. Under the RBC formula, Equitable Life's year end RBC ratio depends in part on the closing price of units representing assignments of beneficial ownership of limited partnership interests in Alliance (the "Alliance Units") on the last trading day of the year. At December 31, 1996, the valuation formula for Alliance Units increased the statutory carrying value of Equitable Life's investment in Alliance Units to $1.06 billion from $914.3 million at December 31, 1995, compared to a statutory carrying value based on adjusted cost of $292.3 million. The management of Equitable Life has begun to examine possible responses to the expiration on December 31, 1997 of the exemption from Federal income taxes for publicly traded limited partnerships and is discussing with regulators alternative bases on which to value its Alliance holdings for statutory purposes in the event Equitable Life were to cease to own publicly traded Alliance Units. Management believes that these discussions should result in an approach which would, in such event, continue to take into account for statutory purposes a significant portion of the value of Equitable Life's investment in Alliance in excess of such statutory carrying value based on adjusted cost. If Equitable Life were to cease to own publicly traded Alliance Units, and if a significant portion of such excess were not recognized for statutory purposes, and if other offsetting corporate actions available to Equitable Life were not taken, Equitable Life would have a significant decline in its statutory capital and RBC ratio, which may adversely affect the market's perception of the Insurance Group relative to its principal competitors and could, therefore, make it more difficult to market certain of its insurance and annuity products and also result in higher levels of surrenders and withdrawals. See "The Equitable--Investment Business" herein and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources--Insurance Group--Risk-Based Capital" in the 1996 10-K.

    The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. However, comparisons of RBC ratios of life insurers have become generally available. Equitable Life was above its target RBC ratio at year end 1996. Management believes that principally because of the RBC formula's treatment of Equitable Life's large holdings of subsidiary common stock (including its interests in Alliance, DLJ and, until the completion of its pending sale, Equitable Real Estate), equity real estate and mortgages, Equitable Life's year end 1996 RBC ratio was lower than those of its competitors in the life insurance industry. See "Business--Regulation--Risk-Based Capital" in the 1996 10-K.

    The NAIC has undertaken a comprehensive codification of statutory accounting practices for insurers. The resulting changes, once the codification project has been completed and the new principles adopted and implemented, could have a significant adverse effect on the Insurance Group's statutory results and financial position. The codification is not expected to become effective until 1998 or later.

CHANGES IN INTEREST RATES

    Changes in prevailing interest rates can affect both the Insurance Group's investment results and its results of operations. For a discussion of the effects on the Insurance Group of changes in prevailing interest rates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Results of Operations--Combined Results of Continuing Operations by Segment--Margins on Individual Insurance and Annuity Products" in the 1996 10-K.

PRINCIPAL STOCKHOLDER

    AXA is the Company's largest stockholder, beneficially owning at December 31, 1996 (i) 60.8% of the outstanding shares of Common Stock (63.6% assuming conversion of the Company's convertible preferred stock owned by AXA) and (ii) $392.2 million of the Company's Series E Convertible Preferred Stock. Accordingly, AXA currently beneficially owns, without acquiring any additional shares of Common Stock, shares of Common Stock in an amount sufficient to permit it to control the outcome of any stockholder vote, including any vote relating to the election of directors to the Company's Board of

Directors. In May 1997, Compagnie UAP merged into AXA, with AXA as the surviving corporation, effective retroactive to January 1, 1997. For a discussion of this transaction, see "Security Ownership of Certain Beneficial Owners and Management--Beneficial Ownership of Common Stock by the AXA Group" in the 1996 10-K.

    Under a Standstill and Registration Rights Agreement, dated as of July 18, 1991, as amended (the "Standstill Agreement"), between the Company and AXA, AXA currently has certain demand and piggyback registration rights with respect to the Common Stock owned by it and has certain preemptive rights entitling it to participate in any sale by the Company of voting securities to the extent necessary to maintain AXA's percentage of voting power. However, all other contractual restrictions in the Standstill Agreement, including restrictions on the ability of AXA and certain affiliates to purchase voting securities, have expired and AXA and such affiliates are currently free to acquire additional shares of Common Stock. Neither AXA nor any of its affiliates has any obligation to provide additional capital or credit support to The Equitable. See "Business--Principal Shareholder" in the 1996 10-K.

                              SELLING STOCKHOLDER

    The SECT Trust was established in 1993 to provide a source of funding for a portion of the obligations arising under the Plans. The SECT Trust is intended to be a grantor trust within the meaning of Section 671 of the Internal Revenue Code. In the event of insolvency of the Company, the SECT Trust shall be subject to the claims of the Company's general creditors.

    The Offered Shares were or will be issued to the SECT Trust upon conversion of certain of the shares of the Company's Series D Convertible Preferred Stock purchased by the SECT Trust in a private transaction in 1993. The Company agreed under a 1993 agreement establishing the SECT Trust to prepare and file a registration statement with respect to any shares of Common Stock to be sold by the SECT Trust.

    As of March 31, 1997, the SECT Trust held 60,000 shares of Series D Convertible Preferred Stock which are convertible into 11,940,299 shares of Common Stock, subject to certain anti-dilution adjustments, or approximately 6% of the Company's outstanding shares of Common Stock after giving effect to such conversion.

                                USE OF PROCEEDS

    The SECT Trustee will contribute the net proceeds from the sale of the Offered Shares to the Plans, in accordance with instructions from the Committee, to fund a portion of the obligations arising thereunder. Pending such use, such net proceeds may be invested temporarily in short-term marketable securities. In consideration of such contributions to the Plans, the Company's subsidiaries sponsoring such Plans will pay the Company an amount equal to any such contributions.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected historical consolidated financial information for The Equitable. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 has been derived from consolidated financial statements audited by Price Waterhouse LLP, independent accountants, included in the 1996 10-K incorporated by reference herein and should be read in conjunction with and is qualified by reference to such statements and related notes. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at December 31, 1994, 1993 and 1992 and for the two-year period ended December 31, 1993 have been derived from consolidated financial statements not included or incorporated herein. The selected historical consolidated financial information at and for the three months ended March 31, 1997 and 1996 (other than General Account Investment Assets and assets under management) has been derived from the Company's unaudited financial statements included in the First Quarter 10-Q incorporated by reference herein and should be read in conjunction with and is qualified by reference to such statements and related notes. This unaudited interim information reflects, in the view of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. Results for the three months ended March 31, 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                                       THREE MONTHS ENDED
                                           MARCH 31,                    YEARS ENDED DECEMBER 31,
                                     ----------------------  ----------------------------------------------
                                        1997        1996        1996        1995        1994        1993
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF EARNINGS
  DATA(1)
REVENUES
  Universal life and
    investment-type product policy
    fee income.....................  $    230.5  $    212.9  $    874.0  $    788.2  $    715.0  $    644.5
  Premiums.........................       151.8       141.0       597.6       606.8       625.6       599.1
  Net investment income(2).........       872.0       780.5     3,308.6     3,047.4     2,838.4     2,715.0
  Investment gains, net(3)(4)......       178.0       170.3       599.2       552.3       338.6       526.4
  Commissions, fees and other
    income.........................       768.5       599.3     2,800.5     2,142.4     1,748.4     1,851.5
  Contribution from the Closed
    Block(3)(11)...................        35.8        32.1       125.0       143.2       137.0       137.9
                                     ----------  ----------  ----------  ----------  ----------  ----------
    Total revenues.................     2,236.6     1,936.1     8,304.9     7,280.3     6,403.0     6,474.4
                                     ----------  ----------  ----------  ----------  ----------  ----------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders'
  account balances.................       312.9       320.6     1,271.1     1,249.2     1,202.2     1,325.6
Policyholders' benefits(5).........       254.9       254.2     1,317.7     1,008.6       914.9     1,001.7
Other operating costs and
  expenses(5)(6)(7)................     1,392.7     1,147.2     5,200.3     4,377.3     3,739.3     3,770.8
                                     ----------  ----------  ----------  ----------  ----------  ----------
Total benefits and other
  deductions.......................     1,960.5     1,722.0     7,789.1     6,635.1     5,856.4     6,098.1
                                     ----------  ----------  ----------  ----------  ----------  ----------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE FEDERAL INCOME TAXES AND
  MINORITY INTEREST(5).............       276.1       214.1       515.8       645.2       546.6       376.3
Federal income tax expense.........        87.4        64.7       137.4       192.3       157.0       111.7
Minority interest in net income of
  consolidated subsidiaries........        49.4        39.7       172.4        87.5        68.3        31.9
                                     ----------  ----------  ----------  ----------  ----------  ----------
Earnings (loss) from continuing
  operations(5)....................       139.3       109.7       206.0       365.4       321.3       232.7
Discontinued operations, net of
  Federal income
  taxes(2)(5)(6)(8)(9).............        (3.3)     --           (83.8)     --          --          --
Extraordinary charge for
  demutualization expenses.........      --          --          --          --          --          --
Cumulative effect of accounting
  changes, net of Federal income
  taxes(10)........................      --           (23.1)      (23.1)     --           (27.1)     --
                                     ----------  ----------  ----------  ----------  ----------  ----------
Net Earnings (Loss)................  $    136.0  $     86.6  $     99.1  $    365.4  $    294.2  $    232.7
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
Net earnings after
  demutualization..................  $    136.0  $     86.6  $     99.1  $    365.4  $    294.2  $    232.7
Dividends on preferred stocks......         6.7         6.7        26.7        26.7        80.1        65.4
                                     ----------  ----------  ----------  ----------  ----------  ----------
Net Earnings (Loss) Applicable to
  Common Shares....................  $    129.3  $     79.9  $     72.4  $    338.7  $    214.1  $    167.3
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
NET EARNINGS (LOSS) PER COMMON
  SHARE:
  Assuming No Dilution.............  $      .68  $      .43  $      .36  $     1.83  $     1.49  $     1.18
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
  Assuming Full Dilution...........  $      .62  $      .41  $      .36  $     1.74  $     1.37  $     1.08
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
Cash Dividend Per Common Share.....  $      .05  $      .05  $      .20  $      .20  $      .20  $      .20
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------


                                        1992
                                     ----------

CONSOLIDATED STATEMENTS OF EARNINGS
  DATA(1)
REVENUES
  Universal life and
    investment-type product policy
    fee income.....................  $    571.7
  Premiums.........................     1,185.3
  Net investment income(2).........     2,681.5
  Investment gains, net(3)(4)......       371.8
  Commissions, fees and other
    income.........................     1,412.5
  Contribution from the Closed
    Block(3)(11)...................        51.5
                                     ----------
    Total revenues.................     6,274.3
                                     ----------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders'
  account balances.................     1,440.8
Policyholders' benefits(5).........     1,754.0
Other operating costs and
  expenses(5)(6)(7)................     3,070.3
                                     ----------
Total benefits and other
  deductions.......................     6,265.1
                                     ----------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE FEDERAL INCOME TAXES AND
  MINORITY INTEREST(5).............         9.2
Federal income tax expense.........        12.8
Minority interest in net income of
  consolidated subsidiaries........        35.0
                                     ----------
Earnings (loss) from continuing
  operations(5)....................       (38.6)
Discontinued operations, net of
  Federal income
  taxes(2)(5)(6)(8)(9).............      --
Extraordinary charge for
  demutualization expenses.........      (101.3)
Cumulative effect of accounting
  changes, net of Federal income
  taxes(10)........................         4.9
                                     ----------
Net Earnings (Loss)................  $   (135.0)
                                     ----------
                                     ----------
Net earnings after
  demutualization..................  $   --
Dividends on preferred stocks......        14.5
                                     ----------
Net Earnings (Loss) Applicable to
  Common Shares....................  $    (14.5)
                                     ----------
                                     ----------
NET EARNINGS (LOSS) PER COMMON
  SHARE:
  Assuming No Dilution.............  $     (.10)
                                     ----------
                                     ----------
  Assuming Full Dilution...........  $     (.10)
                                     ----------
                                     ----------
Cash Dividend Per Common Share.....  $      .10
                                     ----------
                                     ----------

                                       THREE MONTHS ENDED
                                           MARCH 31,                    YEARS ENDED DECEMBER 31,
                                     ----------------------  ----------------------------------------------
                                        1997        1996        1996        1995        1994        1993
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES BY SEGMENT:
Insurance operations(2)(3)(4)......  $    983.1  $    905.7  $  3,742.9  $  3,614.6  $  3,507.4  $  3,464.4
Investment services(4).............     1,250.5     1,027.3     4,540.0     3,689.8     2,908.6     3,024.1
Corporate, other and
  eliminations.....................         3.0         3.1        22.0       (24.1)      (13.0)      (14.1)
                                     ----------  ----------  ----------  ----------  ----------  ----------
Total Revenues.....................  $  2,236.6  $  1,936.1  $  8,304.9  $  7,280.3  $  6,403.0  $  6,474.4
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE FEDERAL INCOME
  TAXES AND MINORITY INTEREST, BY
  SEGMENT:
Insurance operations...............  $    126.8  $     84.6  $    (36.6) $    303.1  $    327.5  $    128.2
Investment services................       181.7       159.5       663.2       466.3       375.2       359.3
Corporate interest expense and
  other eliminations...............       (32.4)      (30.0)     (110.8)     (124.2)     (156.1)     (111.2)
                                     ----------  ----------  ----------  ----------  ----------  ----------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE FEDERAL INCOME
  TAXES AND MINORITY INTEREST......  $    276.1  $    214.1  $    515.8  $    645.2  $    546.6  $    376.3
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
GENERAL ACCOUNT INVESTMENT ASSETS
  (AT PERIOD END)(12)(13)..........  $ 35,160.1  $ 33,872.6  $ 34,676.0  $ 33,777.1  $ 32,338.6  $ 32,695.4
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
ASSETS UNDER MANAGEMENT (AT PERIOD
  END):
The Equitable......................  $   56,684  $   50,819  $   54,990  $   50,900  $   47,376  $   51,003
Third Party(14)....................     184,137     161,231     184,784     144,441     125,145     121,643
                                     ----------  ----------  ----------  ----------  ----------  ----------
Total..............................  $  240,821  $  212,050  $  239,774  $  195,341  $  172,521  $  172,646
                                     ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------
CONSOLIDATED BALANCE SHEETS DATA
  (AT PERIOD END):(1)
Total assets(13)(15)...............  $139,601.8  $116,394.7  $128,811.2  $113,716.2  $ 94,785.3  $100,382.3
Long-term debt.....................     4,012.3     3,994.3     3,920.7     3,852.0     2,925.9     2,662.3
Total liabilities(13)(15)..........   135,716.7   112,496.2   124,823.2   109,607.5    91,605.2    96,670.9
Redeemable preferred stock.........                                                                   264.9
Shareholders' equity...............     3,885.1     3,898.5     3,988.0     4,108.7     3,180.1     3,446.5
Book value per common share........       18.49       18.72       19.12       19.88       14.93       16.83


                                        1992
                                     ----------

REVENUES BY SEGMENT:
Insurance operations(2)(3)(4)......  $  4,069.1
Investment services(4).............     2,314.4
Corporate, other and
  eliminations.....................      (109.2)
                                     ----------
Total Revenues.....................  $  6,274.3
                                     ----------
                                     ----------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE FEDERAL INCOME
  TAXES AND MINORITY INTEREST, BY
  SEGMENT:
Insurance operations...............  $   (158.7)
Investment services................       324.8
Corporate interest expense and
  other eliminations...............      (156.9)
                                     ----------
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE FEDERAL INCOME
  TAXES AND MINORITY INTEREST......  $      9.2
                                     ----------
                                     ----------
GENERAL ACCOUNT INVESTMENT ASSETS
  (AT PERIOD END)(12)(13)..........  $ 31,419.7
                                     ----------
                                     ----------
ASSETS UNDER MANAGEMENT (AT PERIOD
  END):
The Equitable......................  $   45,141
Third Party(14)....................     104,784
                                     ----------
Total..............................  $  149,925
                                     ----------
                                     ----------
CONSOLIDATED BALANCE SHEETS DATA
  (AT PERIOD END):(1)
Total assets(13)(15)...............  $ 80,743.7
Long-term debt.....................     1,897.9
Total liabilities(13)(15)..........    78,010.9
Redeemable preferred stock.........       262.1
Shareholders' equity...............     2,470.7
Book value per common share........       15.60

------------------------------

(1) In 1996, The Equitable changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". The financial statements for the three months ended March 31, 1996, and the years ended December 31, 1995, 1994, 1993 and 1992 have been restated for the change. Shareholders' equity increased $194.9 million as of January 1, 1992 for the effect of retroactive application of the new method. See Note 2 of Notes to Consolidated Financial Statements in the 1996 10-K and Note 2 of Notes to Consolidated Financial Statements in the First Quarter 10-Q.

(2) Net investment income and discontinued operations included $14.8 million, $37.6 million, $114.3 million, $154.6 million, $219.7 million, $197.1 million and $132.8 million for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively, recognized as investment income by continuing operations and as interest expense by the GIC Segment relating to intersegment loans.

(3) Investment gains, net, included additions to asset valuation allowances and writedowns of publicly traded securities for continuing operations aggregating $25.1 million ($34.3 million including amounts related to the Closed Block), $51.4 million ($65.5 million including amounts related to the Closed Block), $178.6 million ($205.8 million including amounts related to the Closed Block), $197.6 million ($224.9 million including amounts related to the Closed Block), $100.5 million ($137.5 million including amounts related to the Closed Block), $108.7 million ($147.3 million including amounts related to the Closed Block) and $278.6 million ($300.2 million including amounts related to the Closed Block) for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. Additionally, as a result of the adoption of SFAS No. 121, $152.4 million of allowances on assets held for investment were released and impairment losses of $144.0 million ($149.6 million including amounts related to the Closed Block) were recognized on real estate held and used as of January 1, 1996.

(4) Investment gains, net for the three months ended March 31, 1996 included a $20.6 million gain resulting from the issuance of Alliance Units to third parties upon completion of the Cursitor acquisition. Investment gains, net for the year ended December 31, 1996 included a $79.4 million gain (before variable compensation and related expenses) related to the sale of shares of one investment in the DLJ long-term corporate development portfolio. Investment gains, net for the year ended December 31, 1995 included a $34.7 million gain resulting from the sale of a minority interest in DLJ. Investment gains, net for the year ended December 31, 1994 included a $52.4 million gain related to the sale by Alliance of 4.96 million of newly issued Alliance Units. Investment gains, net for the year ended December 31, 1993 included a $49.3 million gain (before variable compensation and related expenses) related to the sale of shares on that same investment in the DLJ long-term corporate development portfolio. Investment gains, net for the year ended December 31, 1992 included a gain on that same investment of $166.2 million, which consisted of an $82.4 million net gain on shares sold and an $83.8 million investment gain from the recognition of an increase in fair value of the investment.

(5) During the fourth quarter of 1996, The Equitable completed experience and loss recognition studies of participating group annuity contracts and conversion annuities ("Pension Par") and disability income ("DI") products. Additionally, The Equitable's management reviewed the loss provisions for the GIC Segment lines of business. As a result of these studies, $145.0 million of unamortized DI deferred policy acquisition costs ("DAC") were written off and reserves were strengthened by $248.0 million for these lines of business. Consequently, earnings from continuing operations for the year ended December 31, 1996 decreased by $255.5 million ($393.0 million pre-tax) and net earnings decreased by $339.3 million. See Notes 2 and 7 of Notes to Consolidated Financial Statements in the 1996 10-K.

(6) Other operating costs and expenses included corporate interest expenses of $34.7 million, $34.6 million, $139.6 million, $100.5 million, $50.6 million, $28.4 million and $58.4 million for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively, and interest credited to the discontinued GIC Segment of $88.2 million, $97.7 million and $94.2 million for the years ended December 31, 1994, 1993 and 1992, respectively.

(7) Other operating costs and expenses included provisions associated with employee termination and exit costs of $5.2 million, $0.7 million, $24.4 million, $39.2 million, $20.4 million, $96.4 million and $24.8 million for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively (including $5.2 million, $0.7 million, $22.3 million, $28.1 million, $20.4 million, $45.6 million and $24.8 million attributable to Insurance Operations for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively; and $2.1 million, $11.1 million and $50.8 million attributable to Investment Services for the years ended December 31, 1996, 1995 and 1993, respectively).

(8) Discontinued operations, net of Federal income taxes, included additions to asset valuation allowances and writedowns of fixed securities and, in 1996, equity real estate for the discontinued GIC Segment aggregating $3.1 million, $3.7 million, $36.0 million, $38.2 million, $50.8 million, $53.0 million and $105.6 million for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993, and 1992, respectively. Additionally, the implementation of SFAS No. 121 as of January 1, 1996 resulted in the release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used.

(9) Discontinued operations, net of Federal income taxes, included GIC Segment after-tax losses of $3.3 million and $83.8 million for the three months ended March 31, 1997 and for the year ended December 31, 1996, respectively. Pre-tax losses of $17.3 million, $10.4 million, $23.7 million, $25.1 million, $21.7 million, $24.7 million and $160.9 million for the three months ended March 31, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively, were charged to the GIC Segment allowance for future losses. See Notes 9 and 7 of Notes to Consolidated Financial Statements included in the First Quarter 10-Q and the 1996 10-K, respectively.

(10) Cumulative effect of accounting changes, net of Federal income taxes, included a charge of $23.1 million, net of a Federal income tax benefit of $12.4 million, related to SFAS No. 121 for the three months ended March 31, 1996 and the year ended December 31, 1996, a charge of $27.1 million, net of a Federal income tax benefit of $14.6 million related to SFAS No. 112 for the year ended December 31, 1994 and a credit of $252.3 million related to SFAS No. 109 and a charge of $247.4 million, net of a Federal income tax benefit of $130.9 million, related to SFAS No. 106 for the year ended December 31, 1992.

(11) The results of the Closed Block for the periods subsequent to July 22, 1992 are reported on one line in the consolidated statements of earnings. Accordingly, the line-by-line statements of earnings data are not comparable for all periods presented. Total assets and total liabilities include the assets and liabilities of the Closed Block, respectively, and therefore amounts are comparable for all periods presented. See Notes 8 and 6 of Notes to Consolidated Financial Statements in the First Quarter 10-Q and the 1996 10-K, respectively.

(12) General Account Investment Assets does not include the GIC Segment Investment Assets, which had an aggregate carrying value of $2.44 billion, $3.47 billion, $2.49 billion, $3.26 billion, $3.90 billion, $4.82 billion and $5.73 billion at March 31, 1997 and 1996 and at December 31, 1996, 1995, 1994, 1993, and 1992, respectively.

(13) Total assets, total liabilities and General Account Investment Assets included the assets and liabilities of the Closed Block and, therefore, are comparable for all periods presented. See Notes 8 and 6 of Notes to Consolidated Financial Statements included in the First Quarter 10-Q and the 1996 10-K, respectively.

(14) Third party assets under management included Separate Accounts assets under management of $30.22 billion, $25.98 billion, $29.87 billion, $24.72 billion, $20.67 billion, $19.74 billion and $18.07 billion at March 31, 1997 and 1996 and at December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

(15) Assets and liabilities relating to the discontinued GIC Segment are not reflected on the consolidated balance sheets of The Equitable, except that as of March 31, 1997 and 1996 and December 31, 1996, 1995, 1994, 1993 and
    1992, the net amount due to continuing operations for intersegment loans made to the discontinued GIC Segment in excess of continuing operations' obligations to fund the discontinued GIC Segment's accumulated deficit (the amount required to make assets equal to liabilities) is reflected as "Amounts due from discontinued GIC Segment." In 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. See Notes 9 and 7 of Notes to Consolidated Financial Statements included in the First Quarter 10-Q and the 1996 10-K, respectively.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary descriptions with respect to the capital stock of the Company are summaries and are subject to the detailed provisions of the Company's restated certificate of incorporation, as amended (the "Restated Certificate") and by-laws (the "By-Laws"). These statements do not purport to be complete, do not give effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Restated Certificate and the By-Laws.

    The Restated Certificate authorizes the Company to issue 510 million shares of capital stock, of which 500 million shares are designated as Common Stock having a par value of $.01 per share and 10 million shares are designated as preferred stock having a par value of $1.00 per share. The preferred stock may be issued by the Company's Board of Directors in one or more series and may have such voting rights, if any, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations and restrictions, as the Board of Directors (or a duly authorized committee thereof) may fix by resolution or resolutions. Moreover, the Company's Board of Directors may issue such preferred stock from time to time in transactions that may not require the approval of the stockholders of the Company and the preferences, designations, voting and other rights of any such shares of preferred stock may materially limit or qualify the rights of the outstanding shares of Common Stock. As of the date hereof, there are three series of preferred stock outstanding. For a description of the Company's preferred stock, see Note 10 to Notes to Consolidated Financial Statements in the 1995 10-K.

                          DESCRIPTION OF COMMON STOCK

    DIVIDENDS. Subject to the rights of any holders of preferred stock, each holder of Common Stock is entitled to receive dividends out of funds legally available therefor when, as and if declared by the Company's Board of Directors. Dividends may be paid in cash, property or shares of the Company's capital stock.

    VOTING RIGHTS. The holders of Common Stock possess exclusive voting rights in the Company, except to the extent that the Company's Board of Directors shall have designated voting power with respect to any preferred stock issued. Each holder of Common Stock is entitled, on each matter submitted for a vote of holders of Common Stock, to one vote for each share of such stock registered in such holder's name on the books of the Company. Except as otherwise required by law and subject to the rights of any holders of preferred stock, the presence in person or by proxy of the holders of record of a majority of the shares entitled to vote at a meeting of stockholders constitutes a quorum for the transaction of business at that meeting. Actions requiring approval of stockholders will generally require approval by a majority vote at a meeting at which a quorum is present, except that at each stockholder meeting for the election of directors, provided a quorum is present, directors will be elected by a plurality of votes validly cast in the election. Stockholders will not have any right to cumulate votes in the election of directors.

    The holders of preferred stock issued by the Company may be given the right to vote for the election of directors generally or to elect a specified number or percentage of the members of the Company's Board of Directors. The number of directors that may be elected by the holders of any class or series of preferred stock having the right, voting separately by class or series, to elect directors will be in addition to the number of directors fixed by or pursuant to the Restated Certificate.

    LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding-up of the Company, the holders of the Common Stock will be entitled to share ratably in the distribution of all assets of the Company remaining after payment of all of the Company's debts and liabilities and of all sums to which holders of any preferred stock may be entitled.

    PREEMPTIVE RIGHTS. Holders of the Common Stock are not generally entitled to preemptive rights with respect to any shares of capital stock which may be issued by the Company. Under the Standstill Agreement, AXA has preemptive rights with respect to voting securities and securities convertible into voting securities of the Company.

    MISCELLANEOUS. The issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and, upon issuance as herein described, the Offered Shares will be duly authorized, validly issued, fully paid and nonassessable.

    The transfer agent for the Common Stock is First Chicago Trust Company of New York.

                        RESTRICTIONS ON ACQUISITIONS OF
                           SECURITIES OF THE COMPANY

    Section 7312 of the New York Insurance Law ("Section 7312") provides that, for a period of five years after the effective date of Equitable Life's demutualization (July 22, 1992), no person may directly or indirectly offer to acquire or acquire in any manner the beneficial ownership (defined as the power to vote or dispose of, or to direct the voting or disposition of a security) of 5% or more of any class of the Company's voting security (which term includes the Common Stock) or any class of security convertible into a voting security of the Company without the prior approval of the New York Superintendent. Pursuant to Section 7312, voting securities acquired in excess of the 5% threshold without such prior approval will be deemed non-voting.

    State insurance laws also regulate changes of control (generally presumed upon acquisitions of 10% or more of securities then having voting power for the election of directors) of insurance holding companies, such as the Company. State insurance laws, including the New York Insurance Law, require certain filings concerning changes in ownership of insurance companies. Although the specific provisions vary, insurance laws in states such as New York generally prohibit a person from acquiring a controlling interest in an insurer incorporated in the state or in any other person controlling such insurer unless the insurance regulatory authority has approved the proposed acquisition in accordance with the applicable regulations. In accordance with these restrictions, the issuance of Common Stock and preferred stock to AXA required the prior approval of the New York Superintendent and the prior approval of the insurance regulatory authorities in the other states where Equitable Life's insurance company subsidiaries were domiciled. AXA has obtained the requisite approvals described above and in the preceding paragraph for its acquisitions of Common Stock and the Company's preferred stock.

    In addition, Section 203 of the Delaware General Corporation law prohibits an "interested stockholder" of a Delaware corporation from engaging in certain business combinations with the corporation, including mergers or consolidations or acquisitions of additional shares of the corporation, for a period of three years following the date the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. The prohibitions under Section 203 are not applicable in certain circumstances, including those in which (i) the business combination or the transaction which results in the stockholder becoming an "interested stockholder" is approved by the corporation's board of directors prior to the date the stockholder becomes an "interested stockholder," (ii) the "interested stockholder" upon consummation of such transaction owns at least 85% of the voting stock of the corporation outstanding prior to such transaction or (iii) the corporation has elected not to be governed by such prohibitions. The Company's Board of Directors approved AXA's acquisition of Common Stock as part of its approval of AXA's original investment and, accordingly, the prohibitions under Section 203 do not apply to any business combination with AXA.

                              PLAN OF DISTRIBUTION

    The SECT Trust, at the discretion of the Committee, may from time to time offer and sell all or a portion of the Offered Shares to or through one or more underwriters, through one or more dealers or agents or directly to purchasers.

    The offer and sale of the Offered Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Sales may be effected from time to time in one or more transactions (which may involve block transactions) (i) on the NYSE, or on other national securities exchanges on which the Common Stock may be traded, in transactions that may include special offerings, exchange distributions pursuant to and in accordance with the rules of such exchanges or otherwise, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, (iv) in negotiated transactions through the writing of options on shares of Common Stock (whether such options are listed on an options exchange or otherwise) or otherwise, (v) pursuant to a distribution through one or more underwriters on a firm commitment or best-efforts basis or (vi) in a combination of any such transactions. The SECT Trust may effect such transactions by selling Offered Shares to or through underwriters, agents or dealers, and such underwriters, agents or dealers may receive compensation in the form of discounts or commissions from the SECT Trust and may receive commissions from the purchasers of Offered Shares for whom they may act as agent, in each case in amounts which will not exceed those customary in the types of transactions involved.

    If required, a prospectus supplement to this Prospectus may be distributed in connection with an offer and sale of the Offered Shares. Such prospectus supplement may identify underwriters, dealers or agents participating in such offer and sale and any discounts, commissions or other terms thereof, and may set forth such additional information as may be determined to be required.

    Offers to purchase Offered Shares may be solicited directly by the Company and the sale thereof may be made by the SECT Trust directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof.

    In connection with the distribution of the Offered Shares, underwriters and any other persons participating in such distribution may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and, in the case of underwriters, purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and short positions created by underwriters involve the sale by underwriters of a greater number of Offered Shares than they are required to purchase from the Company in an offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Offered Shares may be reclaimed by such underwriters if such Offered Shares are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter-market or otherwise.

    In making any offer on behalf of the SECT Trust, underwriters, agents and any other broker or dealer may be deemed to be underwriters within the meaning of the Securities Act, and the compensation of the underwriter, agent or other broker or dealer may be deemed to be underwriting commissions or discounts.

    Underwriters, agents and dealers may be entitled under relevant agreements with the Company and the SECT Trustee to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    The offering of the Offered Shares is being conducted in accordance with
Section 2720 of the NASD Conduct Rules. In addition, underwriters and other persons participating in the distribution may not confirm sales to any discretionary accounts without the prior specific written approval of the customer.

    Underwriters, agents and dealers who participate in offers and sales of the Offered Shares may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries from time to time in the ordinary course of business.

                                 LEGAL OPINIONS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022.

                                    EXPERTS

    The consolidated financial statements and consolidated financial statement schedules of The Equitable as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The United States firm of Price Waterhouse has registered as a Registered Limited Liability Partnership (LLP) under the laws of the State of Delaware and from August 10, 1994 has conducted its practice under the name of Price Waterhouse LLP. All references to Price Waterhouse and the documents incorporated herein by reference are to Price Waterhouse LLP.

                                 ERISA MATTERS

    The Company and certain affiliates of the Company, including Equitable Life, Alliance and DLJ, may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of ERISA or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Offered Shares are acquired by or on behalf of a pension or other employee benefit plan with respect to which the Company or any of its affiliates is a service provider, unless such Offered Shares are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan or other person proposing to invest in the Offered Shares should consult with its legal counsel.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SALES AGENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

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                               TABLE OF CONTENTS

               PROSPECTUS SUPPLEMENT

                                           PAGE
                                           -----
Recent Developments...................         S-2
Plan of Distribution..................         S-5
AXA Purchases of Common Stock.........         S-5

                    PROSPECTUS

Available Information.................           2
Incorporation of Certain Documents by
  Reference...........................           2
The Equitable.........................           4
Risk Factors..........................           6
Selling Stockholder...................          10
Use of Proceeds.......................          10
Selected Consolidated Financial
  Data................................          11
Description of Capital Stock..........          15
Description of Common Stock...........          15
Restrictions on Acquisitions of
  Securities of the Company...........          16
Plan of Distribution..................          17
Legal Opinions........................          18
Experts...............................          18
ERISA Matters.........................          18

                                 640,000 SHARES

                            THE EQUITABLE COMPANIES
                                  INCORPORATED

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              GOLDMAN, SACHS & CO.

                             EXCLUSIVE SALES AGENT

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